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                          August 8, 2023

       Alexandria Forbes, Ph.D.
       President and Chief Executive Officer
       MeiraGTx Holdings plc
       450 East 29th Street, 14th Floor
       New York, New York 10016

                                                        Re: MeiraGTx Holdings
plc
                                                            Registration
Statement on Form S-3
                                                            Filed August 3,
2023
                                                            File No. 333-273675

       Dear Alexandria Forbes:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Keith Halverstam